CONFIDENTIAL

August 30, 2006

By Facsimile and by Overnight Delivery

Jim Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Mail Stop 6010

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Abraxis BioScience, Inc.

Form 10-K for fiscal year ended December 31, 2006

Filed on March 10, 2006

File No. 000-33407

Dear Mr. Rosenberg:

We are in receipt of your letter to Mr. Ronald E. Pauli of Abraxis BioScience, Inc. (the “Company”) dated August 16, 2006 (the “August 16th Letter”) in connection with the Securities and Exchange Commission’s review of the Company’s Form 10-K for its fiscal year ended December 31, 2005 as filed by the Company on March 10, 2006.

Mr. Pauli left the Company prior to receiving the August 16th Letter. The August 16th Letter was received by the undersigned on August 29, 2006. As a result, the Company requests an extension until September 15, 2006 to respond to the comments set forth in the August 16th Letter.

Should you have any further questions or comments regarding this matter, please contact me at (310) 500-2856.

Yours sincerely,

ABRAXIS BIOSCIENCE, INC.

/s/ Lisa Gopalakrishnan
Lisa Gopalakrishnan
Executive Vice President and Chief Financial Officer

cc:	Patrick Soon-Shiong

Richard Maroun

Dave Hebeda

Christopher L. Russell